Weyland Tech, Inc.

85 Broad Street, 16-079

New York, NY 10004

August 24, 2020

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Scott Anderegg

Re:	Weyland Tech, Inc.
Registration Statement on Form S-3 Filed August 17, 2020
File No. 333-248069

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Weyland Tech, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-248069) be accelerated so that it will be declared effective at 5:00 PM Eastern Standard Time on August 26, 2020, or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

WEYLAND TECH, INC.

/s/ Brent Y. Suen
Brent Y. Suen
President and Chief Executive Officer